UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a – 16
AND 15d – 16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PACIFIC CENTURY CYBERWORKS LIMITED
(Registrant's name)



39th Floor, PCCW Tower, TaiKoo Place,
979 King's Road, Quarry Bay, Hong Kong

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PACIFIC CENTURY CYBERWORKS LIMITED

Dated : April 16, 2002

By Fiona Nott

Fiona Nott
*Company Secretary*

PCCW 電訊盈科

# PCCW names Mike Butcher as Chief Operating Officer

**Hong Kong, April 8, 2002 –** PCCW today announced the appointment of Michael J. (Mike) Butcher to the position of chief operating officer.

He replaces William Cheung Kam Hung, who has chosen to step down in order to spend more time with his family. He will remain with the Company for a transition period.

Mr. Butcher has 30 years experience in the information technology industry, including experience in the telecommunications, computer and services sectors. Most recently Mr. Butcher was president of International Operations for Lucent Technologies and before that was president of Lucent's Asia Pacific operations based in Hong Kong.

Before joining Lucent, Mr. Butcher had extensive history in software and system integration technology and business. He was president, Electronic Data Systems (EDS) Australia and New Zealand. He has also worked for Datapoint Corporation, Alcatel and Wang Australia.

In his role as chief operating officer, Mr. Butcher will be instrumental in leading PCCW's operations to the next stage of development as an integrated Information Technology and Telecommunications company. He will also be charged with driving and implementing new technologies to enhance efficiencies and customer service in the core network business.

Richard Li, chairman and chief executive of PCCW, said: "In addition to his knowledge and experience in Asia Pacific, Mike's unique experience and background in systems integration solutions and services combined with telecommunications, significantly strengthens the management team of PCCW for the next stage of development and growth of the company."

Mr. Butcher said he was "very excited to be joining PCCW and to be able to participate and lead the company in formulating growth and efficiency strategies for the future."

Cont'd ...

He said Richard Li and the management team "had made extraordinary strides in improving and streamlining its operations, costs and balance sheet over the last 18 months during a difficult market environment. This, combined with the growth strategies PCCW is pursuing, is a powerful combination that bodes well for the future of the company."

Mr. Butcher will assume his responsibilities as chief operating officer effective immediately.

Mr. Li expressed "deep appreciation for the very significant contribution" that Mr. Cheung has made to the company in the key positions he has held over the past 30 years with the company.

- end -

**About PCCW**

Pacific Century CyberWorks Limited (SEHK: 0008, ADR-NYSE: PCW), the Hong Kong-listed flagship of the Pacific Century Group, is one of Asia's leading integrated communications companies. From its market-leading position in Hong Kong, PCCW is focused on building shareholder value by leveraging synergies between its core businesses and partners, and by delivering customer-led total solutions throughout Asia. PCCW provides key services in the areas of: integrated telecommunications; broadband solutions; mobility and connectivity; narrowband and interactive broadband (Internet Services); business e-solutions; data centers and related infrastructure.

To learn more about PCCW, go to www.pccw.com

**For Media inquiries:**

Joan Wagner
VP, Corporate Communications (International), PCCW
Tel: +852 2514 8883
Email: joan.wagner@pccw.com

**For Investor Relations inquiries:**

Garth Collier
Director of Investor Relations, PCCW
Tel: +852 2514 5084
Email: ir@pccw.com